UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 24, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Micron Technology, Inc.

File No. 1-10658 - CF#30017

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Micron Technology, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on August 6, 2013, as amended.

Based on representations by Micron Technology, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 2.4	through July 31, 2015
Exhibit 10.139	through August 6, 2016
Exhibit 10.140	through August 6, 2016
Exhibit 10.141	through August 6, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary